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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A
                                 Amendment No. 2

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

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                  METRIC PARTNERS GROWTH SUITE INVESTORS, L.P.,
                        a California Limited Partnership
                            (Name of Subject Company)

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                  METRIC PARTNERS GROWTH SUITE INVESTORS, L.P.
                        a California Limited Partnership
                       (Names of Persons Filing Statement)

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                       LIMITED PARTNERSHIP ASSIGNEE UNITS

                         (Title of Class of Securities)

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                                   59159T 10 1

                      (CUSIP Number of Class of Securities)

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                                 Herman Howerton
                            SSR Realty Advisors, Inc.
                        One California Street, Suite 1400
                             San Francisco, CA 94111
                        Telephone Number: (415) 678-2000

  (Name, address and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

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                                 With a copy to:

                          Reed Smith Crosby Heafey LLP
                          Attention: Kenneth J. Philpot
                       Two Embarcadero Center, Suite 2000
                             San Francisco, CA 94111
                        Telephone Number: (415) 543-8700

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[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

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      This Amendment No. 2 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on May 28, 2003, as such was amended by Amendment No. 1 to the Schedule 14D-9 which Amendment was filed on June 30, 2003 (the Schedule 14D-9 as amended is referred to herein as the "Schedule 14D-9"), by Metric Partners Growth Suite Investors, L.P., a California Limited Partnership (the "Partnership"), relating to the tender offer by Kenneth E. Nelson (the "Offeror") to purchase 30,000 Units of the Partnership, at $86.00 for each Unit, net to the seller in cash, less the amounts of any distributions declared or paid from any source by the Partnership with respect to the Units after January 1, 2003 (without regard to the record date), plus a release of certain litigation claims, upon the terms and conditions set forth in an Offer to Purchase and related Agreement of Sale and Assignment which were attached as Exhibits to the Tender Offer Statement on Schedule TO dated May 14, 2003, as such Schedule TO was amended by Amendment No. 1 dated June 25, 2003 as filed with the Securities and Exchange Commission on June 26, 2003 (as amended, the "Schedule TO"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

      The section of Item 4 (The Solicitation or Recommendation) of the Schedule 14D-9 "Reasons for the Recommendation - The Timing And Potential Value Of Liquidation" is modified by amending and restating the first paragraph thereof to read as follows:

"As justification for the $86 unit price the Offeror is offering, the Offeror points out that the Partnership has ceased to calculate an estimated Net Asset Value for Units. The reason is that the pendency of the lawsuits related to the Offeror makes uncertain the date of liquidation of the Partnership and the amounts available for distribution when all litigation has been resolved and all litigation expenses have been deducted. The Partnership has liquidated its properties and as of June 30, 2003, had $7,307,000 in cash and $15,000 in liabilities. Assuming that the General Partners pay the amounts due from them upon liquidation of $914,000, the Partnership could distribute approximately $8,206,000 or approximately $137 per unit upon liquidation (such amounts to be adjusted for interest income and expenses since June 30, 2003)."

The following is hereby added to Item 4 of the Schedule 14D-9 as the final section thereof:

      Other Offers

      The Partnership has recently become aware that on July 31, 2003 Peachtree Partners (Ira Gaines/Barry Zemel) made an offer to purchase Units of the Partnership at a cash price of $60 per Unit. See Item 7 of this Schedule 14D-7 for further information about this offer and the position of the Partnership with respect thereto, which information is incorporated herein by this reference.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      Item 7 of the Schedule 14D-9 is hereby amended by adding the following at the end thereof:

      The Partnership has recently become aware that on July 31, 2003 Peachtree Partners (Ira Gaines/Barry Zemel) ("Peachtree Partners") made an offer to purchase Units of the Partnership at a cash price of $60 per Unit, less a transfer fee of $50 per investor and less any distributions paid after July 31, 2003, for up to a total of 4.9% of the total Units outstanding, including the number of Units already owned by Peachtree Partners (the "Peachtree Offer"). The Peachtree
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Offer was made pursuant to an Offer To Purchase Up To 4.9% Limited Partnership
Interests by Peachtree Partners dated July 31, 2003 and an accompanying Assignment Form & Limited Power of Attorney.

      The Peachtree Offer documents provide that the offer expires September 30, 2003, unless extended. As the Peachtree Offer is for an amount of Units which would not cause Peachtree Partners to beneficially own more than 5% of the Units, Peachtree Partners was not required to file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. Under applicable securities laws, the Partnership is required to notify its Unit holders of the Partnership's views regarding the Peachtree Offer. A copy of the Partnership's communication to its Unit holders setting forth the position of the Partnership with respect to the Peachtree Offer (not making a recommendation) is filed as Exhibit (a)(9) to this Schedule 14D-9 and is incorporated herein by this reference.

ITEM 8. ADDITIONAL INFORMATION.

      Item 8 of the Schedule 14D-9 is hereby amended by adding the following paragraph at the end of the section under the heading "Tender Offer Litigation".

      The order was converted to a preliminary injunction on August 5, 2003 pursuant to a Court order stipulated to by the parties.

ITEM 9. EXHIBITS.

      Item 9 of the Schedule 14D-9 is amended by adding the following exhibit:

Exhibit Number          Description
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(a)(9)                  Letter to Unit holders, dated August 20, 2003.


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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 20, 2003           METRIC PARTNERS GROWTH SUITE INVESTORS, L.P.,
                                  a California Limited Partnership

                                      By:  Metric Realty,
                                            an Illinois general partnership,
                                               its Managing General Partner

                                            By:   SSR Realty Advisors, Inc.,
                                                  a Delaware corporation,
                                                      its Managing Partner

                                                By:  /s/Herman H. Howerton
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                                                     Herman H. Howerton
                                                       its Managing Director,
                                                       General Counsel